Exhibit 4.5

FIRST AMENDMENT

TO THE

VERIFYME, INC.

2020 EQUITY INCENTIVE PLAN

The VerifyMe, Inc. 2020 Equity Incentive Plan (the “Plan”) is hereby amended as follows, effective June 9, 2022:

1.       Section 5.1(a) of the Plan is hereby amended and restated in its entirety to provide as follows:

“(a)       Available Shares. Subject to adjustment as provided in Section 12, the maximum number of shares of Common Stock reserved and available for grant and issuance pursuant to the Plan as of the Effective Date will be (i) 2,069,110, plus (ii) the number of shares of Common Stock available for issuance under the Prior Plan on the Effective Date. If the Plan is approved by the stockholders of the Company on the Effective Date, no awards may be granted under the Prior Plan on or after the Effective Date.”

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